VF 3-5-03**

SP 3/6/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

UNITED S
SECURITIES AND EXCH
Washington, D

03002111

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 48636

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEXFORD CLEARING SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 WATER STREET
(No. and Street)

NEW YORK	NEW YORK	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOHN VALENTI 212-214-7490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 9 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wexford Clearing Services Corporation

Table of Contents

This report contains:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Wexford Clearing Services Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wexford Clearing Services Corporation (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

Wexford Clearing Services Corporation

Statement of Financial Condition
December 31, 2002 (in thousands, except share data)

Assets	
Cash and cash equivalents	$ 21,521
Cash segregated under federal regulations	29,000
Securities purchased under agreements to resell, with Parent	65,002
Receivable from brokers and dealers	76,445
Receivable from clients	678,960
Other assets	3,697
	$874,625
Liabilities and Stockholder's Equity	
Liabilities	
Payable to clients	$541,624
Payable to brokers and dealers	46,873
Payable to Parent	78,027
Accrued expenses and other liabilities	62,809
	729,333
Stockholder's Equity	145,292
	$874,625

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Statement of Financial Condition
December 31, 2002 (in thousands, except where noted)

1. Summary of Significant Accounting Policies

Wexford Clearing Services Corporation (the "Company") is a wholly-owned guaranteed subsidiary of Prudential Securities Incorporated ("PSI" or the "Parent"). PSI is a subsidiary of Prudential Securities Group Inc. ("PSG"). In connection with the demutualization and related corporate reorganization of the Prudential Insurance Company of America, which occurred on December 18, 2001, PSG was dividended to Prudential Financial, Inc. ("Prudential") and became an indirect wholly-owned subsidiary of Prudential. The Company provides securities execution, clearance and operational services for introducing brokers and dealers' ("correspondents") customer and proprietary trading accounts on a fully disclosed basis.

Client transactions are recorded on a settlement date basis. Commissions and related expenses for transactions executed are accrued on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Substantially all assets and liabilities are carried at fair value or at contracted amounts which approximate fair value.

In the normal course of business, the Company extends margin credit to its clients, collateralized by securities in the clients' accounts. At December 31, 2002, the fair value of collateral pledged to the Company to secure such loans was approximately $800 million. Since the Company clears all transactions through PSI on an omnibus basis, such amounts were available for PSI to sell or repledge.

2. Related Party Transactions

The Company reimburses PSI for services relating to the execution, clearance and settlement of securities transactions on an omnibus basis under the terms of a clearing agreement. The Company also pays PSI a service fee and reimbursement for accounting, cash management, office space, equipment, systems development and other services. Additionally, the Company enters into securities purchased under agreements to resell with its Parent. All of the Company's employees are covered under the employee benefit plans of its Parent.

During the year, the Company prepaid its subordinated liability totaling $75,000 to an indirect Parent. Interest expense on this subordinated liability was $900 for the year ended December 31, 2002.

December 31, 2002 (in thousands, except where noted)

3. Cash Segregated Under Federal Regulations

At December 31, 2002, the Company computed the reserve requirement for proprietary accounts of introducing broker-dealers ("PAIB"). The reserve requirement and amount held on deposit in the Company's PAIB reserve bank account were $0 and $21 million, respectively.

At December 31, 2002 cash of $8,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Resale Agreements

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at their contract amounts plus accrued interest.

It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate.

5. Income Taxes

The Company and its Parent are members of a group of affiliated companies which join in filing a consolidated federal income tax return and certain combined and unitary state and local tax returns. In addition, the Company also files certain separate state and local tax returns.

Pursuant to the tax allocation arrangements, total federal and state and local tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid to, or received from, an affiliated company and therefore deferred taxes are not provided. At December 31, 2002, the Company has taxes payable to the affiliate of approximately $131.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than 2% of aggregate debit items arising from customer transactions. At December 31, 2002, the Company has net capital of $107,370, which is 15.84% of aggregate debit items and $93,814 in excess of the minimum required net capital.

The Company's ability to pay dividends and other capital distributions is subject to the rules and regulations of various exchanges and other regulatory agencies.

7. Risk Management

Credit Risk in Client Activities

Client transactions are entered into on either a cash or margin basis. In a margin transaction, the Company extends credit to a client which is collateralized by cash and securities in the client's account. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Pursuant to such procedures and guidelines, the Company requires clients to deposit additional collateral or reduce positions when necessary. Market declines could, however, reduce the value of any collateral below the principal amount loaned plus accrued interest before the collateral can be sold. In order to minimize risk, correspondents are required to guarantee the performance of their clients.

In the normal course of business, the Company's activities include execution, settlement, and financing of various client securities transactions. Although these activities are performed by PSI under the clearing agreement, the Company remains primarily liable for client transactions and PSI has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through PSI on behalf of Wexford, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

In accordance with industry practice, client trades are recorded on a settlement date basis, which is generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Concentrations of Credit Risk

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker, the Company is engaged in various securities brokerage activities servicing a diverse group of counterparties.

The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to minimize credit risk by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with the Company when deemed necessary.

8. Subsequent Event

In February 2003, Prudential announced an agreement with Wachovia Corporation ("Wachovia") to combine each company's respective retail securities brokerage and clearing operations to form a new firm which will be headquartered in Richmond, VA. Under the agreement, Prudential will have a 38% ownership interest in the new firm and Wachovia will own the remaining 62%. Prudential will account for its 38% ownership interest in the new firm under the equity method of accounting. The transaction, which includes the securities brokerage, securities clearing, and debt capital markets operations of the Parent, but does not include the equity sales, trading and research operations or commodity brokerage and derivative operations of the Parent, is anticipated to close in the third quarter of 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants
On Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder of
Wexford Clearing Services Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Wexford Clearing Services Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003